February 16, 2007

VIA EDGAR

Mr. Jorge Bonilla

Senior Staff Accountant

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561

Washington, D.C. 20549-0306

Re:	Boston Properties, Inc.
Form 10-K for the year ended 12/31/2005
File No. 001-13087

Dear Mr. Bonilla:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2005 of Boston Properties, Inc. (the “Company”), as set forth in your letter (the “Comment Letter”) dated February 8, 2007 to Douglas T. Linde, Chief Financial Officer.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below the numbered comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statement and Notes

Note 10 – Minority Interest, page 108

1.	We have read your response to comment three. We believe the disclosures alluded to in our initial comment regarding minority interest would be beneficial to the readers of the financial statements. In future filings, please disclose the amount of consideration that would be paid to the holders of the non-controlling interests as if the termination of the operating partnership occurred on the balance sheet date and how changes in the fair value of your equity shares would affect those settlement amounts.

Response to Comment No. 1

Please be advised that in future filings on Form 10-K and Form 10-Q, we propose including the following disclosure as the last paragraph within the Minority Interests footnote:

Mr. Jorge Bonilla

Securities and Exchange Commission

February 16, 2007

“The Series Two Preferred Units may be converted into OP Units at the election of the holder thereof at any time. A holder of an OP Unit may present such OP Unit to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the time of issuance of OP Units to particular holders that may restrict such redemption right for a period of time, generally one year from issuance). Upon presentation of an OP Unit for redemption, the Operating Partnership must redeem such OP Unit for cash equal to the then value of a share of common stock of the Company. In lieu of a cash redemption, the Company may elect to acquire such OP Unit for one share of Common Stock. The value of the OP Units not owned by the Company (including LTIP Units, assuming that all conditions have been met for the conversion thereof) and Series Two Preferred Units had such units been redeemed at December 31, 2006 was approximately $2.4 billion and $252.4 million, respectively, based on the closing price of the Company’s common stock on the New York Stock Exchange of $111.88 per share.”

If you should have any questions concerning the response, please contact the undersigned at (617) 236-3350, Arthur S. Flashman, Vice President, Controller at (617) 236-3463, or Eric G. Kevorkian, Vice President, Corporate Counsel at (617) 236-3354.

Sincerely,

/s/ Douglas T. Linde
Douglas T. Linde
Executive Vice President,
Chief Financial Officer

cc:	Arthur S. Flashman
Vice President, Controller
Eric G. Kevorkian
Vice President, Corporate Counsel
Michael J. Rowe
Director, Financial Reporting
Ettore A. Santucci
Goodwin Procter LLP